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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, SVP

Title

Notary Public

JESSICA DELAREZA
Notary Public - State of Florida
Commission # FF 905346
My Comm. Expires Nov 27, 2019
Bonded through National Notary Assn

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.

(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Ladenburg Thalmann & Co., Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co., Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ladenburg Thalmann & Co., Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2017

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 561
Securities owned, at fair value	2,847
Due from clearing brokers	26,721
Due from other broker-dealers	853
Accounts receivable, net	302
Due from affiliates	1,976
Furniture, equipment and leasehold improvements, net	1,565
Restricted assets	350
Goodwill	301
Deferred tax asset, net	5,749
Other assets	2,748
	$ 43,973
LIABILITIES	
Securities sold, but not yet purchased, at fair value	$ 104
Accrued compensation	5,077
Accrued expenses and other liabilities	3,390
Deferred rent	872
Due to affiliates	8
	9,451
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	
Additional paid-in capital	66,696
Accumulated deficit	(32,174)
	34,522
	$ 43,973

See notes to statement of financial condition

LADENBURG THALMANN & CO. INC.

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2016

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through correspondent clearing brokers on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

[3] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2016.

There was no change to the carrying amount of goodwill during 2016.

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

NOTE C – FAIR-VALUE MEASUREMENTS

Securities owned and securities sold, but not yet purchased are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

(dollars in thousands, except for share and per share data)

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are carried at fair value and classified as follows:

Securities Owned:	Fair Value	Level 1	Level 2
Certificates of deposit	$ 241	$ 241	$ -
Debt securities	1,804	-	1,804
Common stock	550	357	193
Warrants	252	-	252
Total	$ 2,847	$ 598	$ 2,249

Securities Sold, But Not Yet Purchased:	Fair Value	Level 1	Level 2
U.S. Treasury Notes	$ 96	$ -	$ 96
Debt securities	7	-	7
Common stock	1	1	-
	$ 104	$ 1	$ 103

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2016, approximately $2,485 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

(dollars in thousands, except for share and per share data)

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and equivalents	$ 561	$ 561	$ —	$ 561
Due from clearing brokers	26,721	—	26,721	26,721
Due from other broker dealers	853	—	853	853
Accounts receivable, net	302	—	302	302
Due from affiliates	1,976	—	1,976	1,976
TOTALS	$ 30,413	$ 561	$ 29,852	$ 30,413
LIABILITIES				
Accrued compensation	$ 5,077	$ —	$ 5,077	$ 5,077
Accrued expenses and other liabilities	3,390	—	3,390	3,390
Due to affiliates	8	—	8	8
TOTALS	$ 8,475	$ —	$ 8,475	$ 8,475

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2016, the Company had net capital of approximately $22,523, which exceeded its minimum capital requirement of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2016 were as follows:

Computer equipment	$ 1,095
Furniture and fixtures	1,020
Leasehold improvements	2,417
Other	259
Total cost	4,791
Less accumulated depreciation and amortization	(3,226)
	$ 1,565

NOTE F - INTANGIBLE ASSETS

Acquired intangible assets representing customer accounts of $1,378 are fully amortized at December 31, 2016.

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several non-cancelable lease agreements for office space, expiring in various years through January 2021. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. Minimum lease payments exclusive of escalation charges are as follows:

Year Ending December 31,	Lease Commitments
2017	$ 2,006
2018	1,126
2019	1,045
2020	996
2021	83
	$ 5,256

Deferred rent of approximately $872 at December 31, 2016 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

The Company amended a lease for space in Miami in November 2016. The lease term ends on February 28, 2018, with two optional five year extensions and was amended to decrease the rentable square footage by approximately 23%.

The Company entered into a new lease for the NYC office in December 2016. The lease term is for forty six months beginning April 1, 2017. The new space is approximately 34% smaller that the current office space.

[2] Litigation and regulatory matters:

In August 2013 and in May 2014, two former customers of the Company filed lawsuits alleging, among other things, that a former employee of the Company converted the customers' funds in 2005 and that the Company failed to supervise the former employee. Both complaints were transferred to arbitration. One of the cases was settled in June 2016 for $165,000. The remaining complaint seeks a total of $710,000 in compensatory damages, and other relief. The Company intends to vigorously defend against the remaining claims.

In December 2014 and January 2015, two purported class action suits were filed in the U.S. District Court for the Southern District of New York against American Realty Capital Partners, Inc. ("ARCP"), certain affiliated entities and individuals, ARCP's auditing firm, as well as the underwriters of ARCP's May 21, 2014 offering of $1.656 billion in common stock ("May 21, 2014 Offering") and

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

three prior notes offerings. The complaints have been consolidated. The Company was named as a defendant as one of 17 underwriters of the May 21, 2014 Offering and as one of eight underwriters of ARCP's July 13, 2013 offering of $300 million in convertible notes. The complaint alleges, among other things, that the offering materials were misleading based on financial reporting of expenses, improperly-calculated AFFO (adjusted funds from operations), and false and misleading Sarbanes Oxley certifications, including statements as to ARCP's internal controls, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief In June 2016, the court denied the underwriters' motions to dismiss the complaint. The Company intends to vigorously defend against the claims.

In November 2015, two purported class action complaints were filed in state court in Tennessee against officers and directors of Miller Energy Resources, Inc. ("Miller"), as well as Miller's auditors and nine firms that underwrote six securities offerings in 2013 and 2014, and raised approximately $151 million. The Company underwrote part of two of the offerings. The complaints allege, among other things, that the offering materials were misleading based on purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015 the defendants removed the complaints to the U.S. District Court for the Eastern District of Tennessee. In January 2017 the plaintiffs filed a consolidated complaint. The Company intends to vigorously defend against the claims.

In January 2016, a former customer filed an arbitration claim against the Company concerning purported misrepresentations, excessive fees and commissions, unauthorized trades, in connection with trading in its account and seeking compensatory damages in excess of $200,000, as well as other relief. The Company intends to vigorously defend against the claims.

In January 2016, an amended complaint for a purported class action was filed in the U.S. District Court for the Southern District of Texas against Plains All American Pipeline, L.P., related entities and their officers and directors. The amended complaint added as defendants the Company and other underwriters of securities offerings in 2013 and 2014 that in the aggregate raised approximately $2.9 billion. The Company was one of the underwriters of the October 2013 initial public offering. The complaints allege, among other things, that the offering materials were misleading based on representations concerning the maintenance and integrity of the issuer's pipelines, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. Motions to dismiss are currently pending. The Company intends to vigorously defend against the claims.

During the period from May 2016 to January 2017, five arbitration claims were filed against the Company by former customers concerning purported unauthorized trading, excessive trading and mishandling of their accounts by a former Ladenburg registered representative, and asserting compensatory damages in excess of $5.4 million. The Company intends to vigorously defend against the claims.

In July 2016, a former customer filed an arbitration claim against the Company concerning purported unsuitability, fraud, breach of contract, negligence, and breach of fiduciary duty in the handling of her customer accounts, and seeking an unspecified amount of compensatory damages, as well as other relief. The Company intends to vigorously defend against the claims.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In November 2016, a consolidated class action complaint was filed in the U.S. District Court for the Western District of Washington against CTI BioPharma Corp. ("CTI") , its officers and directors and

four firms, including the Company, that underwrote two securities offerings for CTI in 2015 that raised approximately $105 million. The complaint alleges, among other things, that the offering materials were misleading based on their descriptions of the clinical trials of CTI's drug pacritinib for treatment of myelofibrosis. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. Defendants' motion to dismiss is pending. The Company intends to vigorously defend against the claims.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2016, the Company believes no such liability is required. With respect to other pending matters, including those referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

(dollars in thousands, except for share and per share data)

NOTE H - INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

Deferred tax asset:	
Compensation and benefits	$ 1,646
Net operating loss carryforward	1,381
AMT credit carryforward	314
Accrued expenses	989
Securities owned	815
Rent expense	61
Fixed assets	153
Intangible assets	460
Total deferred tax assets	5,819
Goodwill	(70)
Total deferred liabilities	(70)
Net deferred tax asset	$ 5,749

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2016.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2016, the Company has no uncertain tax positions.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2016, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2013 through 2016.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2016, there were no amounts to be indemnified to the clearing brokers for customer accounts.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At December 31, 2016, the

Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2016.

At December 31, 2016, the amount due from clearing brokers reflected in the statement of financial condition is due from two clearing brokers.

The company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.